EXHIBIT 2.2

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2024, TotalEnergies SE had the following series of securities registered pursuant to Section 12(b) of the Exchange Act.

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Shares	TTE	New York Stock Exchange*
American Depositary Shares		New York Stock Exchange

*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Capitalized terms used but not defined herein have the meanings given to them in TotalEnergies SE’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

SHARES

The following description of TotalEnergies shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by TotalEnergies SE’s articles of association (updated as at February 10, 2025) and by law and regulations applicable in France.

A copy of TotalEnergies SE’s articles of association (updated as at February 10, 2025) is filed as an exhibit to TotalEnergies SE’s annual report on Form 20-F for the fiscal year ended December 31, 2024, as Exhibit 1.

GENERAL (Item 9.A.5)

TotalEnergies SE is a European Company (societas europaea or SE), whose share capital is publicly traded. As at December 31, 2024, the share capital of TotalEnergies SE amounted to €5,994,199,152.50 and consisted of 2,397,679,661 ordinary shares of nominal value of €2.50 each.

TotalEnergies ordinary shares are listed on the regulated market of Euronext Paris (France), on the market of Euronext Brussels (Belgium) and on the London Stock Exchange through Crest Depository Interest (United Kingdom). TotalEnergies SE’s American depositary shares (“ADS”), as described further below, representing one TotalEnergies SE share each, are listed on the New York Stock Exchange (“NYSE”, United States) under the symbol “TTE”.

TotalEnergies SE’s fully paid up shares may be held as registered shares or bearer shares, at the shareholder’s option. TotalEnergies shares are not subject to any sinking fund or redemption provisions.

RESTRICTIONS ON TRANSFERS OF TOTALENERGIES SHARES

Shares of TotalEnergies SE, either in the bearer or registered form, are freely transferable.

PRE-EMPTION RIGHTS (Item 9.A.3)

Not applicable.

LIMITATIONS OR QUALIFICATIONS (Item 9.A.6)

Not applicable.

OTHER RIGHTS (Item 9.A.7)

Not applicable.

RIGHTS AND OBLIGATIONS ATTRIBUTABLE TO TOTALENERGIES SHARES (Items 10.B.3)

Whenever it is necessary to possess several TotalEnergies shares in order to exercise a right, TotalEnergies shares held in a number below the requisite number of TotalEnergies shares do not entitle their holder to any right against TotalEnergies SE, it being up to the shareholder in such a case to personally seek to collect or group together the requisite number of TotalEnergies shares.

Allocation of results, liquidation rights and dividend rights

Each TotalEnergies SE share entitles its holder to an ownership interest in the business assets, in the sharing of profits and of liquidation surpluses, in proportion to the number of shares outstanding from time to time.

The net income for the financial year, after deduction of the overhead and other social charges, as well as of any amortization of the business assets and of any provisions for commercial and industrial contingencies, constitutes the net profit.

From the said profit, reduced by the prior losses, if any, the following items are deducted in the indicated order:

1.	5% to constitute the legal reserve fund until the said fund reaches one-tenth of the share capital;
2.	the amount set by the shareholders of TotalEnergies SE at a shareholders’ meeting of TotalEnergies SE with a view to constitution of reserves of which it determines the allocation or the use; and
3.

the amounts that the shareholders of TotalEnergies SE decide at a shareholders’ meeting of TotalEnergies SE to carry forward. The remainder is paid to the shareholders of TotalEnergies SE as dividends.

The board of directors of TotalEnergies SE may pay out interim dividends.

The shareholders’ meeting of TotalEnergies SE held to approve the financial statements for the financial year may decide to grant an option to each shareholder of TotalEnergies SE, with respect to all or part of the dividend or of the interim dividends, between payment of the dividend in cash and payment in shares of TotalEnergies SE.

The shareholders’ meeting of TotalEnergies SE may decide at any time, but only on the basis of a proposal by the board of directors of TotalEnergies SE, to effect a complete or partial distribution of the amounts appearing in the reserve accounts, either in cash or in TotalEnergies shares.

Voting rights

Each TotalEnergies SE share entitles its holder to participate in shareholders’ meetings of TotalEnergies SE, in any form whatsoever, subject to registering or recording its TotalEnergies shares under the conditions and within the time periods provided for by regulations in effect.

All shareholders of TotalEnergies SE may attend shareholders’ meetings of TotalEnergies SE, irrespective of the number of TotalEnergies shares held. Any shareholder of TotalEnergies SE may vote by mail, by using a form conforming to applicable regulations.

Any shareholder of TotalEnergies SE may delegate voting authority at shareholders’ meetings of TotalEnergies SE in accordance with the terms and conditions provided for by applicable regulations.

Legal entities that are shareholders of TotalEnergies SE take part in the meetings through their legal representatives or through any agent designated for that purpose.

Shareholders’ meetings of TotalEnergies SE, whether ordinary, extraordinary or combined, make their decisions pursuant to the quorum and majority conditions applicable to the provisions governing the type of meeting, and they may exercise the powers attributed to them by law.

Subject to the following provisions, each shareholders’ meeting member is entitled to as many votes as he possesses or as many TotalEnergies shares as he holds proxies for.

At shareholders’ meetings of TotalEnergies SE, no shareholder of TotalEnergies SE may cast, by himself and through a proxy, in connection with the simple voting rights attached to the TotalEnergies shares he holds directly or indirectly and in connection with the powers of attorney granted to him, more than 10% of the total number of voting rights attributable to TotalEnergies shares.

In accordance with Article L. 22-10-46 of the French Commercial Code, no double voting rights are attached to the Company's shares.

BOARD OF DIRECTORS OF TOTALENERGIES SE

TotalEnergies SE is administered by a board of directors, the minimum and maximum number of members of which are defined by applicable law, as amended from time to time. The terms of office of the members of the board of directors are staggered to more evenly space the renewal of appointments and to ensure the continuity of the work of the board of directors and its committees.

The permanent representative of a legal person appointed as a director of TotalEnergies SE must be approved in advance by the board of directors of TotalEnergies SE. Such representatives must be less than 70 years old.

Each director of TotalEnergies SE must own at least 1,000 shares during his term of office.

The term of office for directors of TotalEnergies SE is set by the shareholders acting in an ordinary shareholders’ meeting of TotalEnergies SE for a term of office not to exceed three years, subject to applicable law that may allow extension of the duration of a given term until the next ordinary shareholders’ meeting of TotalEnergies SE held to approve the financial statements.

The number of directors of TotalEnergies SE acting in their own capacity or as permanent representatives of a legal entity that are aged more than 70 years old may not exceed one-third of the sitting directors of TotalEnergies SE as determined on the last day of each fiscal year. If this proportion is exceeded, the oldest member of the board of directors of TotalEnergies SE is automatically considered to have resigned.

When at the close of a financial year, the portion of capital owned by TotalEnergies SE’s employees and those of the companies affiliated to it, as per article L. 225-180 of French commercial code, determined according to the provisions of article L. 225-102 of said code (after taking into account the registered shares held directly by employees and governed by article L. 22-10-59 of the French commercial code (formerly article L. 225-197-1), regardless of their grant date), represents more than 3%, a director of TotalEnergies SE is elected at the ordinary shareholders’ meeting of TotalEnergies SE upon proposal of the shareholders referred to in article L. 225-102 of the French commercial code in accordance with the procedures provided by the applicable regulations and the articles of association.

When TotalEnergies SE satisfies the provisions of article L. 22-10-7 of the French commercial code (formerly article L. 225-27-1), the board of directors of TotalEnergies SE shall also include one or two directors of TotalEnergies SE representing employees.

A director representing employees is appointed by the central social and economic works council. When the number of directors of TotalEnergies SE appointed by the shareholders’ meeting of TotalEnergies SE is greater than eight, a second director of TotalEnergies SE is appointed by the European Company committee.

REQUIREMENTS FOR AMENDMENTS (Item 10.B.4)

The rights of holders of TotalEnergies shares are set in the articles of association of TotalEnergies SE. The conditions upon which the articles of association of TotalEnergies can be amended are set in article L. 22-10-31 of the French commercial code (formerly article L. 225-96).

LIMITATIONS ON THE RIGHTS TO OWN SHARES (Item 10.B.6)

Not applicable.

PROVISIONS AFFECTING ANY CHANGE OF CONTROL (Item 10.B.7)

Not applicable.

DISCLOSURE OF INTERESTS IN TotalEnergies shares (Item 10.B.8)

TotalEnergies SE is authorized, to the extent permitted under applicable law, to identify the holders of securities that grant immediate or future voting rights at the shareholders’ meetings of TotalEnergies SE.

In addition to obligations that shareholders of TotalEnergies SE may have to notify TotalEnergies SE upon crossing certain percentages of share ownership or voting rights pursuant to articles L. 233-7 et seq. of the French commercial code and 223-11 et seq. of the general regulations of the Autorité des marchés financiers, any person, whether a natural person or a legal entity, who comes to hold, directly or indirectly, 1% or more, or any multiple of 1%, of the share capital or the voting rights of TotalEnergies SE or of securities that may include future voting rights or future access to share capital or voting rights of TotalEnergies SE, is required to inform TotalEnergies SE by registered mail with return receipt requested, indicating the number of securities or voting rights of TotalEnergies SE held, within a period of 15 days from the date of crossing each of the said thresholds.

In determining the ownership or voting rights percentages provided for in the above paragraph, shares or voting rights of TotalEnergies SE held by controlled companies, as defined in article L. 233-3 of the French commercial code, must be included if applicable.

In the event of a failure to declare ownership of shares or voting rights of TotalEnergies SE as described above, any shares or voting rights of TotalEnergies SE exceeding the fraction that should have been declared may be deprived of voting rights at a shareholders’ meeting of TotalEnergies SE if, at the meeting, the failure to declare ownership of such shares or voting rights of TotalEnergies SE has been noted and if one or several shareholders of TotalEnergies SE holding, collectively, at least 3% of capital or voting rights of TotalEnergies SE so request at such meeting.

Any natural person or legal entity is also required to inform TotalEnergies SE in the manner and within the time periods set forth above in the second paragraph above when his direct or indirect holdings fall below each of the applicable thresholds in said paragraph.

Article 19 of regulation (EU) 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) further requires persons discharging managerial responsibilities within TotalEnergies (and their persons closely associated) to notify TotalEnergies SE of transactions conducted on their own account in TotalEnergies shares or derivatives or certain financial instruments relating to TotalEnergies shares.

DIFFERENCES BETWEEN THE LAW OF DIFFERENT JURISDICTIONS (Item 10.B.9)

Not applicable.

CHANGES IN CAPITAL (item 10.B.10)

Not applicable.

REPURCHASE OF SHARES

For additional information on share buybacks, please refer to point 6.3 (“Share buybacks”) of chapter 6 (starting on page 429) of the Universal Registration Document 2024, incorporated herein by reference.

AMERICAN DEPOSITARY

SHARES

(Items 12.D.1 and 12.D.2)

GENERAL

The shares of TotalEnergies SE may be issued in the form of ADS. Each TotalEnergies ADS represents one share of TotalEnergies SE.

JPMorgan Chase Bank, N.A. is the depositary with respect to TotalEnergies ADS (the “Depositary”), which are evidenced by American depositary receipts (“ADR”). Each ADS represents an ownership interest in one TotalEnergies SE share deposited with the custodian, as agent of the depositary, under the amended and restated deposit agreement, dated November 12, 2014, and further amended on August 25, 2021, entered into between TotalEnergies SE, JPMorgan Chase Bank, N.A. and all holders, from time to time, of ADS issued pursuant to the deposit agreement (the “Deposit Agreement”).

The principal executive office of JPMorgan Chase Bank, N.A. is located at 383 Madison Avenue, Floor 11, New York, New York, 10179.

You may hold ADS either directly or indirectly through a broker or other financial institution. If you hold ADS directly, by having ADS registered in your name on the books of the depositary, you are an ADS holder. This description assumes you hold ADS directly. If you hold the ADS indirectly, you must rely on the procedures of your broker or other financial institution to assert your rights as an ADS holder described in this section. You should consult with your broker or financial institution to find out what those procedures are. Your ADS will be issued on the books of the depositary in book- entry form, in which case your ADS will be held through the Depositary’s direct registration system reflecting their ownership of these ADS. Your ADS will be evidenced by one ADR.

As an ADS holder, you will not be treated as one of TotalEnergies SE’s shareholders and you will not have shareholder rights. The Depositary or its nominee will be the holder of record of the TotalEnergies shares underlying your ADS. As an ADS holder, you will have ADS holder rights. The Deposit Agreement entered or to be entered into between TotalEnergies SE, the Depositary, you, as an ADS holder, and the other holders and beneficial owners of ADS sets out ADS holders’ rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADR. Because the Depositary or its nominee will actually be the record owner of the TotalEnergies shares, you must rely on it to exercise the rights of a shareholder of TotalEnergies SE on your behalf.

The following description is a summary of the material provisions of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire form of Deposit Agreement form and the ADR form, which contain the terms of the ADS. Please refer to exhibit 99.A on Form F-6 (File No. 333-199737) filed with the Securities and Exchange Commission on October 31, 2014 and exhibit 99.A(2) on Post-Effective Amendment No.1 to Form F-6 (File No. 333-199737) filed with the Securities and Exchange Commission on July 30, 2021. Copies of the Deposit Agreement are also available for inspection at the offices of the Depositary and the custodian.

DIVIDENDS AND OTHER DISTRIBUTIONS

How will you receive dividends and other distributions on TotalEnergies shares?

The Depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on TotalEnergies shares, after converting any cash received into U.S. dollars, and, in all cases, deducting its fees and expenses and any taxes required to be withheld. You will receive these distributions in proportion to the number of TotalEnergies shares your ADS represent.

Cash. Whenever the Depositary or the custodian shall receive any cash dividend or other cash distribution by TotalEnergies SE, the Depositary shall, after any necessary conversion of such distribution into U.S. dollars pursuant to section 4.06 of the Deposit Agreement, and after fixing a record date pursuant to section 4.07 of the Deposit Agreement, promptly distribute to the extent practicable the amount thus received to any persons in whose names an ADR is registered on the books of the Depositary maintained for such purpose (an “Owner”) as of such record date in proportion to the number of ADS held by them on an averaged or other practicable basis, subject to such distribution being impermissible or impracticable with respect to certain Owners.

The Depositary shall make appropriate adjustments in the amounts so distributed in respect of any amounts withheld or requested to be withheld by TotalEnergies SE, the custodian or the Depositary from any such distribution on account of (i) taxes or other governmental charges or (ii) charges of the Depositary in the conversion of foreign currency into U.S. dollars pursuant to section 4.06 of the Deposit Agreement and any other charges of the Depositary pursuant to section 5.09 of the Deposit Agreement.

The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Owner a fraction of one cent. Any such fractional amounts shall be withheld without liability and dealt with by the Depositary in accordance with its then current practices.

TotalEnergies SE or its agent will remit to the appropriate governmental agency in the Republic of France all amounts withheld and owing to such agency.

Shares. If any distribution upon any TotalEnergies SE share consists of a dividend in, or free distribution of, TotalEnergies shares, including pursuant to any program under which Owners may elect to receive cash or TotalEnergies shares, the Depositary may, upon TotalEnergies SE’s prior consultation and approval, and shall if TotalEnergies SE requests so, distribute additional ADR evidencing whole ADS representing the amount of TotalEnergies shares received as such dividend or free distribution, and distribute to the Owners as of the record date fixed pursuant to section 4.07 of the Deposit Agreement, in proportion to the number of ADS held by them as of such date, additional ADS evidenced by one or more ADR, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of TotalEnergies shares and the issuance of ADR evidencing ADS, including the withholding of any tax or other governmental charge as provided in section 4.12 of the Deposit Agreement and the payment of fees of the Depositary as provided in section 5.09 of the Deposit Agreement.

In any case involving fractional ADS, the Depositary shall sell the amount of TotalEnergies shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in section 4.01 of the Deposit Agreement. If additional ADS are not so distributed or sold, each ADS shall thenceforth also represent the additional TotalEnergies shares distributed. Except as otherwise provided, TotalEnergies SE and the Depositary will not offer TotalEnergies shares to Owners unless a registration statement is in effect with respect to the securities represented by such TotalEnergies shares under the Securities Act of 1933, or the offer and sale of such TotalEnergies shares to Owners are exempt from registration under the provisions of such Act.

Other than cash or shares. Subject to the provisions of sections 4.12 and 5.09 of the Deposit Agreement, whenever the Depositary shall receive any distribution other than cash, TotalEnergies shares or rights upon any TotalEnergies SE share, the Depositary shall to the extent practicable cause the securities or property received by it to be distributed to the Owners as of the record date fixed pursuant to section 4.07 of the Deposit Agreement in proportion to the number of ADS held by them in any manner that the Depositary, after TotalEnergies SE’s prior consultation if practicable, may deem equitable and practicable for accomplishing such distribution.

If, in the opinion of the Depositary, such distribution cannot be made proportionately among such Owners, or if for any other reason (including, but limited to, any requirement that TotalEnergies SE or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act of 1933 in order to be distributed to Owners or holders) the Depositary reasonably deems such distribution not to be feasible, the Depositary may, after TotalEnergies SE’s consultation if practicable, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution (including, but not limited to, the public or private sale) of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees of the Depositary as provided in section 5.09 of the Deposit Agreement) shall be distributed by the Depositary to such Owners as in the case of a distribution received in cash.

Charges of Depositary

The Depositary may charge, and collect from, (i) each person to whom ADS are issued, including, without limitation, issuances against deposits of TotalEnergies shares, issuances in respect of distributions of shares, rights and other securities and/or property, issuances pursuant to a stock dividend or stock split declared by TotalEnergies SE, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADS or deposited securities, and (ii) each person surrendering ADS for withdrawal of deposited securities or whose ADS are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADS (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be).

The Depositary may sell (by public or private sale) sufficient securities and property received in respect of distributions of shares, rights and other securities and/or property prior to such deposit to pay such charge. The following additional charges shall be incurred by the Owners, by any party depositing or withdrawing TotalEnergies shares or by any party surrendering ADS, to whom ADS are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by TotalEnergies SE or an exchange of stock regarding the ADS or the deposited securities or a distribution of ADS pursuant to section 4 of the Deposit Agreement, whichever is applicable) (i) a fee of U.S.$0.05 or less per ADS for any cash distribution made pursuant to the Deposit Agreement, (ii) a fee of U.S.$1.50 per one or more ADR for transfers made pursuant to section 2.04 of the Deposit Agreement, (iii) a fee for the distribution or sale of securities pursuant to section 4 of the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to Owners entitled thereto, (iv) fees, charges and expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).

Additionally, to facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the Depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars (“FX Transactions”). For certain currencies, FX Transactions are entered into with JPMorgan Chase Bank, N.A or an affiliate, as the case may be, acting in a principal capacity. For other currencies, FX Transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither JPMorgan Chase Bank, N.A nor any of its affiliates is a party to such FX Transactions.

The foreign exchange rate applied to an FX Transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The Depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of www.adr.com. Such applicable foreign exchange rate and spread may (and neither the Depositary, JPMorgan Chase Bank, N.A nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which JPMorgan Chase Bank, N.A or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the FX Transaction. Additionally, the timing of execution of an FX Transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, JPMorgan Chase Bank, N.A and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on TotalEnergies SE, the Depositary, Owners or beneficial owners of ADSs. The spread applied does not reflect any gains or losses that may be earned or incurred by JPMorgan Chase Bank, N.A and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent TotalEnergies SE provides U.S. dollars to the Depositary, neither JPMorgan Chase Bank, N.A nor any of its affiliates will execute an FX Transaction as set forth herein. In such case, the Depositary will distribute the U.S. dollars received from TotalEnergies SE.

VOTING RIGHTS

How do you vote?

Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of TotalEnergies shares, the Depositary shall, as soon as practicable thereafter, send to the Owners:

(a)	such information as is contained in the notice of such meeting and any solicitation material sent by TotalEnergies SE to the Depositary pursuant to section 5.06 of the Deposit Agreement;
(b)

a statement that the Owners of ADR as of the close of business on a record date established by the Depositary pursuant to section 4.07 of the Deposit Agreement will be entitled, subject to any applicable provisions of French law, the articles of association of TotalEnergies SE and TotalEnergies shares (which provisions, if any, shall be summarized in writing by TotalEnergies SE and then summarized in pertinent part in such statement), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the TotalEnergies shares represented by such Owner’s ADS;

(c)	summaries prepared by TotalEnergies SE in English of any materials or other documents provided by TotalEnergies SE for the purpose of enabling such owner to exercise such voting rights; and
(d)

a statement as to the manner in which such instructions may be given to the Depositary (including, without limitation, any blocking requirements), including a statement as to the manner in which TotalEnergies shares with respect to which the Depositary does not receive properly completed voting instructions or receives a blank proxy will be voted, and setting forth the date established by the Depositary for the receipt of such instructions (the “Receipt Date”).

Upon actual receipt by the ADR Department of the Depositary of properly completed voting instructions, from an Owner on such record date in the manner and on or before the time established by the Depositary for such purpose, the Depositary shall endeavor, insofar as practicable and permitted under any applicable provisions of French law, the articles of association of TotalEnergies SE and TotalEnergies shares, to vote or cause to be voted TotalEnergies shares in accordance with such instructions. The Depositary shall not itself exercise any voting discretion in respect of any TotalEnergies shares. If the Depositary timely receives a signed voting instruction card from an Owner which fails to specify the manner in which the Depositary is to vote the TotalEnergies shares represented by such Owner’s ADS on one or more matters at a meeting, to the extent not prohibited by applicable law, rule or regulation, such voting instruction card shall constitute a procuration en blanc and shall be counted as a vote in favor of resolutions approved by the board of directors of TotalEnergies SE. TotalEnergies shares represented by ADS for which an executed voting instruction card was not timely received by the Depositary shall not be voted.

Notwithstanding anything in the Deposit Agreement to the contrary, the Depositary and TotalEnergies SE may modify or amend the above voting procedures or adopt additional voting procedures from time to time as they determine may be necessary or appropriate to comply with French or United States law or TotalEnergies SE’s articles of association.

Voting instructions will not be deemed received until such time as the ADR Department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by JPMorgan Chase Bank, N.A., as Depositary, prior to such time.

NOTICES, REPORTS AND OTHER COMMUNICATION

Reports

The Depositary shall make available for inspection by Owners at its transfer office any reports and written communications, including any proxy solicitation material, received from TotalEnergies SE which are both (a) received by the custodian or its nominee as the holder of TotalEnergies shares and (b) made generally available to the holders of such TotalEnergies shares by TotalEnergies SE.

The Depositary shall also send to the Owners copies of such reports and communications (or English translations or summaries thereof) when furnished by TotalEnergies SE pursuant to section 5.06. Any such reports and communications, including any such proxy solicitation material, furnished to the Depositary by TotalEnergies SE will be furnished in French, unless TotalEnergies SE determines in its discretion to furnish such materials or any of them in English. The Depositary shall have no obligation to translate into English or any other language any documents provided by, for or on behalf of TotalEnergies SE.

TotalEnergies SE is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission (hereinafter called the “Commission”). Such reports and communications will be available for inspection and copying at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

Lists of Owners

Promptly upon written request by TotalEnergies SE, the Depositary shall furnish TotalEnergies SE with a list, as of a recent date, of the names, addresses and holdings of ADS by all persons in whose names ADR are registered on the transfer books of the Depositary.

Notices and Reports

On or before the first date on which TotalEnergies SE makes any communication available to holders of TotalEnergies shares or any securities regulatory authority or stock exchange, by publication or otherwise, including without limitation a notice of any meeting of holders of TotalEnergies shares, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, TotalEnergies SE agrees to transmit to the Depositary or custodians a copy of such communication in English in the form given or to be given to holders of TotalEnergies shares, or with an English translation or summary.

Without limiting the generality of the foregoing, TotalEnergies SE shall furnish to the Depositary, or otherwise make publicly available, in English annual reports (including audited consolidated financial statements), semi-annual reports (including unaudited interim consolidated financial statements), and summaries in English of notices of shareholders’ meetings and other reports and communications that are made generally available by TotalEnergies SE to holders of TotalEnergies shares.

If requested in writing by TotalEnergies SE, the Depositary will arrange for the distribution of one or more of the above-referenced reports and summaries to all Owners. TotalEnergies SE will timely provide the Depositary with such quantity of such reports and summaries as shall be requested by the Depositary from time to time in order for the Depositary to effect such distributions.

Transfer Books by the Depositary

Until termination of the Deposit Agreement in accordance with its terms, the Depositary or its agent shall maintain, at a designated transfer office facilities for the execution, delivery and surrender of ADR in accordance with the provisions of the Deposit Agreement and a register for the registration, registration of transfer, combination and split-up of ADR which, in the case of Direct Registration ADR, shall include the Direct Registration System (the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated ADRs, which ownership shall be evidenced by periodic statements issued by the Depositary to the Owners entitled thereto). Such register shall at all reasonable times be open for inspection by the Owners and TotalEnergies SE; provided, however, that such inspection shall not be for the purpose of communicating with Owners in the interest of a business or object other than the business of TotalEnergies SE or a matter related to the Deposit Agreement or the ADR.

The Depositary may close the issuance and cancellation books, at any time or from time to time, when it deems expedient in connection with the performance of its duties hereunder or when reasonably requested by TotalEnergies SE solely in order to enable TotalEnergies SE to comply with applicable law.

DEPOSIT, WITHDRAWAL AND CANCELLATION

How are ADS issued?

The Depositary will issue ADS if you or your broker deposits TotalEnergies shares or evidence of rights to receive TotalEnergies shares with the custodian and pays fees and expenses and any taxes or charges, such as share transfer registration fees owing to the Depositary under the Deposit Agreement. TotalEnergies shares deposited with the custodian must be accompanied by certain delivery documentation, including documentation showing confirmation of the book-entry transfer and recordation of the TotalEnergies shares to the custodian or that such irrevocable instructions have been given and any necessary governmental approvals have been obtained. Upon each deposit of TotalEnergies shares, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the Depositary will issue ADS in the name or upon the order of the person entitled thereto.

All of the ADS issued will be part of the Depositary’s direct registration system, and a registered holder will receive periodic statements from the Depositary which will show the number of ADS registered in such holder’s name. An ADS holder can request that the ADS not be held through the Depositary’s direct registration system and that an ADR be issued. The custodian will not accept a deposit of fractional TotalEnergies shares or a number of TotalEnergies shares which would give rise to fractional ADS.

The custodian will hold all TotalEnergies shares for the account of the Depositary. ADS holders thus have no direct ownership interest in TotalEnergies shares and only have such rights as are contained in the Deposit Agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. TotalEnergies SE’s deposited shares and any such additional items are referred to as “deposited securities”.

Requirements for depositary actions

Before the Depositary will issue, execute and deliver, register, register the transfer, split-up, combine or return any ADR, deliver any distribution thereon, or withdraw any deposited securities, the Depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with any laws or governmental regulations, or such reasonable regulations that the Depositary and TotalEnergies SE may establish consistent with the Deposit Agreement.

The delivery of ADR against deposits of TotalEnergies shares generally or against deposits of particular TotalEnergies shares may be suspended and the transfer of ADR may be refused or the registration of transfer, split-up or combination of outstanding ADR may be suspended, generally or in particular instances, (i) during any period when the transfer books of the Depositary or any register for deposited securities are closed, or (ii) if any such action is deemed necessary or advisable by the Depositary or TotalEnergies SE at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement.

The surrender of outstanding ADR and withdrawal of deposited securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or TotalEnergies SE or the deposit of TotalEnergies shares in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADR or to the withdrawal of the deposited securities, and (iv) any other circumstances specifically contemplated by Section IA(1) of the General Instructions to the Registration Statement on Form F-6, as amended from time to time, under the Securities Act of 1933.

RECLASSIFICATION, RECAPITALIZATION AND MERGERS

The Depositary may, in its discretion, and shall if requested by TotalEnergies SE, amend the form of ADR or distribute additional or amended ADR (with or without calling the ADR for exchange) or cash, securities or property on the record date set by the Depositary therefor to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities, any share distribution or distribution of other securities or property not distributed to Owners or any cash, securities or property available to the Depositary in respect of deposited securities from (and the Depositary is hereby authorized to surrender any deposited securities to any person and, irrespective of whether such deposited securities are surrendered or otherwise cancelled by operation of law, rule, regulation or otherwise, to sell by public or private sale any property received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of TotalEnergies SE, and to the extent the Depositary does not so amend the form of ADR or make a distribution to Owners to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute deposited securities and each ADS evidenced by the ADR shall automatically represent its pro rata interest in the deposited securities as then constituted.

Promptly upon the occurrence of any of the aforementioned changes affecting deposited securities, TotalEnergies SE shall notify the Depositary in writing of such occurrence and as soon as practicable after receipt of such notice from TotalEnergies SE, may instruct the Depositary to give notice thereof, at TotalEnergies SE’s expense, to Owners in accordance with the provisions of the Deposit Agreement. Upon receipt of such instruction, the Depositary shall give notice to the Owners in accordance with the terms of the Deposit Agreement, as soon as reasonably practicable.

AMENDMENT AND TERMINATION

How may the Deposit Agreement be amended?

The form of the ADR and any provisions of the Deposit Agreement may at any time and from time to time be amended or supplemented by agreement in writing between TotalEnergies SE and the Depositary without the consent of the Owners in any respect which they may deem necessary or desirable.

Any amendment or supplement which shall impose or increase any fees or charges (other than taxes and other governmental charges, transfer or registration fees, cable, telex, or facsimile transmission costs, deliver costs or other such expenses), or which shall otherwise prejudice any substantial existing right of Owners, shall, however, not become effective as to outstanding ADR until the expiration of 30 days after notice of such amendment shall have been given to the Owners of outstanding ADR. Every Owner at the time any amendment so becomes effective, if such Owner shall have been given such notice, shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

In no event shall any amendment impair the right of the Owner of any ADR to surrender such ADR and receive therefor the deposited securities represented thereby, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements which (i) are reasonably necessary (as agreed between TotalEnergies SE and the Depositary) in order for (a) the ADS to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADS or TotalEnergies shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Owners, shall be deemed not to prejudice any substantial rights of Owners.

How may the Deposit Agreement be terminated?

The Depositary shall at any time at the direction of TotalEnergies SE terminate the Deposit Agreement by mailing notice of such termination to the Owners of all ADR then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to TotalEnergies SE and the Owners of all ADR then outstanding if at any time 150 days after the Depositary shall have delivered to TotalEnergies SE a written notice of its resignation, a successor depositary shall not have been appointed and accepted its appointment as provided in section 5.04 of the Deposit Agreement.

The Depositary shall mail notice of such termination to the Owners of all ADR then outstanding at least 30 days prior to the date fixed in such notice for such termination. On and after the date of termination, each Owner shall, upon (i) surrender of each of its ADR at the Depositary’s transfer office, (ii) payment of the fees of the Depositary for the surrender of ADR provided herein and (iii) payment of any applicable taxes and governmental charges, be entitled to delivery, to him or upon his order, of the amount of deposited securities represented by such ADR. If any ADR shall remain outstanding after the date of termination, the Depositary and its agents thereafter shall discontinue the registration of transfers of ADR, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement and the ADR, except that the Depositary shall continue to receive and hold (or sell) dividends and other distributions pertaining to deposited securities, and shall continue to deliver deposited securities, together with any dividends or other distributions received with respect thereto and/or the net proceeds of the sale of any rights or other property, in exchange for ADR surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of an ADR, any expenses for the account of the Owner of such ADR in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges).

At any time after the expiration of six months from the date of termination, the Depositary may sell the deposited securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in a segregated account and without liability for interest, for the pro rata benefit of the Owners which have not theretofore surrendered their ADR.

LIMITATION ON OBLIGATIONS AND LIABILITY TO ADR HOLDERS

Neither the Depositary nor TotalEnergies SE nor any of their respective directors, employees, agents or controlling persons (as defined under the Securities Act of 1933) shall incur any liability, if by reason of any provision of any present or future law, rule, regulation, fiat, order or decree of the United States, the Republic of France or any other country, or of any governmental or regulatory authority or stock exchange or market or automated quotation system, or by reason of any provision, present or future, of the articles of association of TotalEnergies SE or the deposited securities, or by reason of any act of God or war or terrorism, nationalization or other circumstances beyond their control, the Depositary or TotalEnergies SE or any of their respective directors, employees, agents or controlling persons (as defined under the Securities Act of 1933) shall be prevented or forbidden from or be subject to any civil or criminal penalty on account of doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed; nor shall the Depositary or TotalEnergies SE or any of their respective directors, employees, agents or controlling persons (as defined under the Securities Act of 1933) incur any liability by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or the ADR.

BOOKS OF DEPOSITARY

Promptly upon written request by TotalEnergies SE, the Depositary shall furnish TotalEnergies SE with a list, as of a recent date, of the names, addresses and holdings of ADS by all persons in whose names ADR are registered on the transfer books of the Depositary.